Future Cardia, Inc.

910 Woodbridge Court

Safety Harbor, FL 34695

February 24, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Austin Stanton

Re:	Future Cardia, Inc.
Amendment No.1 to Offering Statement on Form 1-A
Filed January 30, 2025
File No. 024-12543

Dear Mr. Stanton,

We hereby submit the responses of Future Cardia, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 7, 2025, providing the Staff’s comments with respect to the Company’s Amendment No.1 to the Offering Statement on Form 1-A (the “Offering Statement Amendment No. 1”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 2”), and the Offering Statement Amendment No. 2 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	Please clearly label Appendix A to note the information contained therein, including that the studies described in Appendix A were not conducted by you and were not related to your product.

Response: We have made the requested changes in Appendix A the Offering Statement Amendment No. 2.

Cover Page

2.	We note your revised disclosure in response to comment 2, that the maximum offering amount is $18,525,000, including 1,000,000 Bonus Shares valued at $3.00 per share. Please revise Part I of your filing for consistency with this disclosure in your offering circular.

Response: We have made the requested change to Part I of the Offering Statement Amendment No. 2.

3.	We note your revised disclosure in response to comment 4, including your discussion of the proxy that will be held by your Chief Executive Officer. Please revise to also disclose, as you do on page 57, the percentage of your common stock held by your Chief Executive Officer.

Response: We have made the requested change on the cover page to Offering Statement Amendment No. 2.

Summary

Our Solution, page 3

4.	We note your response to prior comment 8. Where you disclose that there is “strong clinical evidence” on heart sounds as a biomarker, please clarify how you measure the strength of clinical evidence and the relevant studies supporting this conclusion.

Response: We have provided the requested information in the Offering Statement Amendment No. 2.

Our Strengths, page 6

5.	We note your revisions in response to comment 5, including your reference to “Improved accuracy,” and your disclosure that “studies of hear failure monitoring with multiple sensors .. . . have demonstrated improvements in accuracy.” We also note your disclosure on page 38 that “We expect, although we cannot guarantee, that our multiple sensor heart monitoring device will also display such improved accuracy.” Please remove statements as to the accuracy of your product, implicitly or impliedly, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to accuracy or efficacy. Please also revise your disclosure to clarify whether the “studies of heart failure monitoring with multiple sensors” were conducted for your product or other heart failure monitoring devices. As a related matter, where you discuss wearable monitors and related clinical studies on pages 33-34, please refrain from providing disclosure about your beliefs as to the accuracy or reliability of the clinical data.

Response: We have made the requested changes in the Offering Statement Amendment No. 2.

FDA Approval Considerations, page 7

6.	We note your response to prior comment 6. Please revise to provide greater detail describing the FDA approval process, including the classification of medical devices into one of three classes (Class I, Class II and Class III) depending on their level of risk and an explanation as to why your product is classified as a Class II medical device. Please revise your disclosure on page 44 accordingly. Consider providing a cross-reference in your summary to a more detailed discussion of these regulations in your description of business, if appropriate.

Response: We have provided the additional detail requested above in the Offering Statement Amendment No. 2.

Our Product Launch Roadmap, page 7

7.	We note your revised disclosures in response to comment 13. Please briefly describe the discussions at your guidance meeting with the FDA on May 6, 2024.

Response: We have added the additional requested disclosure in the Offering Statement Amendment No. 2.

Risk Factors

Our insertable cardiac device product . . ., page 18

8.	We note your revised disclosure in response to comment 15, which includes a discussion of the safeguards you have implemented to minimize the risk of data breaches or loss, and that your device is designed with a framework that follows FDA guidance. Please revise your risk factor to discuss the risks related to a potential breach or loss, if material, along with your current disclosure describing your efforts to safeguard against these risks.

Response: We have made the requested changes to our data breach risk factor in the Offering Statement Amendment No. 2.

Our Development Highlights, page 39

9.	We note your response to prior comment 14, including that you removed your disclosure about the success rates and valuations of companies participating in the StartX program from your summary. Please make conforming changes throughout your filing, including on page 40.

Response: We have made the requested changes in the Offering Statement Amendment No. 2.

Our Heart Monitor Device Clinical Studies, page 41

10.	We note your revised disclosure in response to comment 19, including your description of your heart monitor device clinical studies. Please expand your discussion of each of the human studies disclosed to discuss the name of the study, the criteria for selecting patients, and the relevant endpoints. Please also identify any partners with which you collaborated for these studies, and any related agreements. If these studies are discussed in more detail elsewhere in your filing, please ensure that this is clear by noting the name of the study and providing a cross reference to your more detailed discussion. Where you disclose that results were “consistent,” “critical,” or your device “functioned as intended,” please provide additional detail describing the data that supports these conclusions.

Response: We have made the requested additional changes in the Offering Statement Amendment No. 2.

Compensation of Directors and Executive Officers, page 54

11.	Please update your disclosure throughout this section to discuss compensation for your last completed fiscal year, December 31, 2024. See Item 402 of Regulation S-K.

Response: We have made the requested changes in the Offering Statement Amendment No. 2.

Statements of Cash Flows for the Six Months Ended June 30, 2024, page F-5

12.	It appears that you have typographical errors in your determination of net cash provided in operating activities for both periods presented, including an incorrect net loss from operations for the six months ended June 30, 2024. In addition, please clarify why your proceeds from common stock financing activities do not agree to the activity presented in your statements of stockholders’ equity. Finally, it appears that your stated $32,764,970 cash, end of period for the six months ended June 30, 2023 is incorrect. Please revise as necessary.

Response:	The requested revisions to the Statements of Cash Flow in the Offering Statement Amendment No. 2 have been made. Regarding your request for clarification in your second sentence above, upon further review, the Company realized that certain final figures from its work papers were inadvertently not transferred accurately into the Statements of Stockholders’ Equity. This clerical oversight led to the inconsistencies you noted, which have now been corrected. We confirm that these corrections do not affect previously reported net loss or overall total stockholders’ equity in a material way. Also, we have implemented additional review procedures to prevent similar discrepancies in future filings.

Note 2 - Going Concern and Management’s Liquidity Plan, page F-9

13.	We note your response to comment 27 and your disclosures on page 51 which indicate that you will be able to conduct your planned operations using currently available capital resources for the next six months. As a result, you have determined that there is substantial doubt about your ability to continue as a going concern. These disclosures appear inconsistent with your disclosures on page F-9 which indicate that you have sufficient cash to fund operations for the twelve months subsequent to the filing date. Please revise your disclosures as necessary. Given your cash balance as of June 30, 2024 and the significant amounts of cash used in operations each period, please provide comprehensive disclosures regarding your going concern considerations pursuant to ASC 205-40-50-1 through 14. In addition, your liquidity disclosures in MD&A should clearly identify any internal and external sources of liquidity including if there are any firm commitments to provide funding or any material unused sources of liquidity. Refer to Item 9(b) of the Form 1-A.

Response: We have made the requested changes in the Offering Statement Amendment No. 2.

Note 4 - Notes Payable, page F-9

14.	We note your response to comment 25. Please address what consideration you gave as to whether these convertible notes should also be classified as short-term liabilities on your audited balance sheet as of December 31, 2023. In this regard, we note that your notes dated June 2022 and August 2022 appear to have matured in 2024.

Response:	We agree that the changes we made to the June 30, 2024 interim balance sheet reclassifying certain convertible notes from long term liabilities to short term liabilities should also be made to the December 31, 2023 audited balance sheet. We intend to make that change and file a corrected audited balance sheet for the fiscal year ended December 31, 2023 as part of our Form 1-K Annual report for our fiscal year ended December 31, 2023. We intend to file this Form 1-K with the Commission as soon as the audit of our financial statements for the fiscal year ended December 31, 2024 is completed. Being that we have made the classification change in the June 30, 2024 interim financial statements that we have filed as part of our Form 1-A that is currently under review, we do not believe that the classification error is sufficiently material to warrant an immediate reaudit of the December 31, 2023 balance sheet. To reaudit that balance sheet now would be an added cost to us which, we believe, would be excessive and unreasonable given that the correction is planned to be made in the course of our 2024 audit already underway.

Audited Financial Statements

Report on the Audit of the Financial Statements, page F-15

15.	We note your response to comment 26. As previously requested, please have your auditors revise their report to address the following:

●	State, if true, that they are required to be independent in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to AU-Section 700, Part F/S(c)(1)(iii) of the Form 1-A and Article 2 of Regulation S-X.

●	Refer to the years then ended, rather than the year then ended, throughout their report.

Response: We have made the requested changes in the independent auditor’s report in the Offering Statement Amendment No. 2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 727-470-3466 or Yujia Wei of Bevilacqua PLLC at (202) 869-0888 (ext. 110).

Sincerely,

FUTURE CARDIA, INC.

By:	/s/ Jaeson Bang
Jaeson Bang
CEO and president

cc:	Yujia Wei